EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Equity Residential 2011 Share Incentive Plan of our report dated February 24, 2011 (except for Notes 11, 12, 13 and 19, as to which the date is May 23, 2011) with respect to the consolidated financial statements and schedule of Equity Residential included in its May 23, 2011 Current Report on Form 8-K (Form 8-K) and our report dated February 24, 2011 with respect to the effectiveness of internal control over financial reporting of Equity Residential included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Ernst & Young LLP

Chicago, Illinois
June 28, 2011